Exhibit 99.1

Jumei Reports Unaudited Fourth Quarter and Full Year 2014 Financial Results

BEIJING, March 16, 2015 /PRNewswire/ -- Jumei International Holding Limited (NYSE: JMEI) (“Jumei” or the “Company”), China’s leading online retailer of beauty products, today announced its unaudited financial results for the fourth quarter and full year ended December 31, 2014. The Company will host a conference call to discuss the results at 8:30 AM U.S. Eastern Daylight Time on March 17, 2015 (8:30 PM China time on the same day).

Fourth Quarter 2014 Highlights

•	Total net GMV[1] decreased by 3.0% year-over-year to US$235.2 million, primarily due to a decrease in total orders[2], partially offset by an increase in the number of active customers[3].

•	Net revenues increased by 18.5% year-over-year to US$166.0 million.

•	The number of active customers increased by 2.1% year-over-year to 4.8 million.

•	The number of total orders decreased by 5.9% from the same period last year to 9.6 million.

•	Gross profit as a percentage of net revenues decreased to 30.4% from 42.6% in the same period of 2013. Gross profit as a percentage of total net GMV decreased to 21.4% from 24.6% in the same period of 2013. The decreases were primarily due to the Company’s shift in strategy from beauty product marketplace sales to merchandise sales that started in September 2014.

•	Net income attributable to Jumei’s ordinary shareholders increased to US$10.7 million from a net loss attributable to Jumei’s ordinary shareholder of US$15.5 million in the same period of 2013. Net margin attributable to Jumei’s ordinary shareholders was 6.4%, compared with negative 11.0% in the same period of 2013.

•	Non-GAAP net income attributable to Jumei’s ordinary shareholders[4] was US$11.7 million, a decrease of 25.5% from the same period of 2013. Non-GAAP net margin attributable to Jumei’s ordinary shareholders[5] was 7.0%, compared with 11.2% in the same period of 2013.

Full Year 2014 Highlights

•	Total net GMV increased by 30.9% year-over-year to US$1.07 billion, primarily due to the increases in the number of active customers and total orders.

•	Net revenues increased by 31.0% year-over-year to US$632.9 million.

•	The number of active customers increased by 26.7% year-over-year to 13.3 million.

•	Total orders increased by 18.3% year-over-year to 42.6 million.

•	Gross profit as a percentage of net revenues decreased to 39.5% from 41.3% in 2013. Gross profit as a percentage of total net GMV decreased to 23.4% from 24.5% in 2013. The decreases were primarily due to the Company’s shift in strategy from beauty product marketplace sales to merchandise sales that started in September 2014.

•	Net income attributable to Jumei’s ordinary shareholders was US$56.0 million, compared with US$15.8 million in 2013. Net margin attributable to Jumei’s ordinary shareholders was 8.8%, compared with 3.3% in 2013.

•	Non-GAAP net income[6] was US$72.3 million, compared with US$57.8 million in 2013. Non-GAAP net income attributable to Jumei’s ordinary shareholders was US$62.4 million, compared with US$48.6 million in 2013. Non-GAAP net margin attributable to Jumei’s ordinary shareholders was 9.9%, compared with 10.1% in 2013.

[1]	“Net GMV” means the sum of (i) net revenues generated from merchandise sales, and (ii) net revenues generated from marketplace services plus corresponding payables to third-party merchants;
[2]	“Total orders” means the total number of orders placed during a period, excluding rejected or returned orders;
[3]	“Active customer” means a customer that made at least one purchase during a specified period;
[4]	“Non-GAAP net income attributable to Jumei’s ordinary shareholders” is a non-GAAP financial measure defined as net income attributable to Jumei’s ordinary shareholders excluding share-based compensation expenses. See “Use of Non-GAAP Financial Measures” and “Unaudited Reconciliation of GAAP and Non-GAAP Results”.
[5]	“Non-GAAP net margin attributable to Jumei’s ordinary shareholders” is a non-GAAP financial measure defined as Non-GAAP net income attributable to Jumei’s ordinary shareholders divided by net revenues. See “Use of Non-GAAP Financial Measures”.
[6]	“Non-GAAP net income” is a non-GAAP financial measure defined as net income excluding share-based compensation expenses. See “Use of Non-GAAP Financial Measures”.

Mr. Leo Chen, founder and CEO of Jumei, stated, “We are pleased to report a solid recovery of our business as we record our eleventh consecutive quarter of profitability on a non-GAAP basis. While fourth quarter 2014 was a full transitional quarter during which we no longer had beauty product marketplace business, we are very encouraged by the strong first quarter 2015 outlook that we are able to share with you today. The particularly strong sequential and year-on-year net revenue guidance indicates a strong recovery driven by Jumei Global which witnessed rapid growth from late December 2014. Not only were we able to fully replace former beauty product marketplace SKUs with Jumei Global, we were also able to achieve what we believe is best-in-class quality control and customer satisfaction. Jumei passed every test with a 100% authenticity rating during multiple e-commerce product sampling tests performed by State Administration for Industry and Commerce in 2014. In a report published on March 13, 2015 by the China e-Business Research Center, a well-known independent e-commerce research firm, Jumei was among the two e-commerce companies out of 20 that achieved five star status and the highest levels of customer satisfaction in 2014. The report was based on a large sample size of approximately 100,000 customer feedback. By offering direct purchase from brand, competitive pricing and fast delivery speed, Jumei Global is currently the largest cross border ecommerce platform in China and a crucial part of Jumei’s growth strategy in 2015. “

Unaudited Fourth Quarter 2014 Financial Results

Total net revenues were US$166.0 million, an increase of 18.5% from US$140.1 million in the fourth quarter of 2013. The increase was primarily attributable to the increase in the number of active customers and the shift from beauty product marketplace sales to merchandise sales.

Gross profit was US$50.4 million, a decrease of 15.4% from US$59.6 million in the fourth quarter of 2013. Gross profit as a percentage of net revenues decreased to 30.4% from 42.6% in the same period of 2013. Gross profit from merchandise sales as a percentage of net GMV of merchandise sales decreased to 25.3% from 31.9% in the same period of 2013, and gross profit as a percentage of net GMV decreased to 21.4% from 24.6% in the same period of 2013. The decrease was primarily due to the shift from beauty product marketplace sales to merchandise sales.

Total operating expenses were US$46.4 million, a decrease of 34.6% from US$70.9 million in the fourth quarter of 2013. Operating expenses as a percentage of total net GMV decreased to 19.7% from 29.3% in the same period of 2013. The decrease was mainly due to a one-time share-based compensation expense of US$30.2 million incurred in the fourth quarter of 2013, but none in the fourth quarter of 2014.

•	Fulfillment expenses were US$14.8 million, a decrease of 15.9% from US$17.6 million in the same period of 2013. Fulfillment expenses as a percentage of total net GMV decreased to 6.3% from 7.3% in the same period of 2013. The decline was primarily due to a percentage decrease of fulfilled orders over total orders.

•	Marketing expenses were US$19.9 million, an increase of 20.8% from US$16.5 million in the same period of 2013. Marketing expenses as a percentage of total net GMV increased to 8.5% from 6.8% in the same period of 2013. The increase was primarily a result of the higher number of marketing campaigns and brand promotion activities that Jumei launched during the quarter, and reflects the Company’s efforts to grow its customer base and further promotion

•	Technology and content expenses were US$7.1 million, an increase of 115.3% from US$3.3 million in the same period of 2013. Technology and content expenses as a percentage of total net GMV increased to 3.0% from 1.4% in the same period of 2013. The significant increase reflects Jumei’s continuous investments in its information technology platform and the Company’s commitment to attract top research and development talent in order to provide better technology-enabled services to both consumers and merchants.

•	General and administrative expenses were US$4.6 million, a decrease of 86.3% from US$33.5 million in the same period of 2013. General and administrative expenses as a percentage of total net GMV decreased to 1.9% from 13.8% in the same period of 2013. The significant decrease was mainly due to a decrease in related share-based compensation expenses, which declined to US$0.6 million in the fourth quarter 2014 from US$30.5 million in the same period in 2013. The fourth quarter of 2013 included a one-time share-based compensation expense of US$30.2 million.

Income from operations was US$4.0 million, a significant increase from a loss from operations of US$11.3 million in the same period of 2013.

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Non-GAAP income from operations, which excludes US$1.0 million in share-based compensation expenses, was US$5.0 million, a decrease of 74.8% from US$19.8 million in the same period of 2013.

Net income attributable to Jumei’s ordinary shareholders was US$10.7 million, which compares with a net loss attributable to Jumei’s ordinary shareholders of US$15.5 million in the same period of 2013, primarily due to the one-time share-based compensation expense of US$30.2 million in 2013, and the conversion of the Company’s preferred shares into ordinary shares at the completion of our initial public offering in May 2014. Net margin attributable to Jumei’s ordinary shareholders increased to 6.4% from negative 11.0% in the same period of 2013. Net income per basic and diluted ADS attributable to Jumei’s ordinary shareholders were both US$0.07, compared with net loss per basic and diluted ADS attributable to Jumei’s ordinary shareholders of both US$0.24 for the same period of 2013.

Non-GAAP net income attributable to Jumei’s ordinary shareholders, which excludes share-based compensation expenses, was US$11.7 million, a decrease of 25.5% from US$15.7 million in the same period of 2013. Non-GAAP net margin attributable to Jumei’s ordinary shareholders decreased to 7.0% from 11.2% in the same period of 2013. Non-GAAP net income per basic and diluted ADS attributable to Jumei’s ordinary shareholders were both US$0.08, compared with both US$0.25 in the same period of 2013.

Full Year 2014 Financial Results

Net GMV increased by 30.9% year-over-year to US$1.07 billion, primarily due to a 26.7% increase in the number of active customers and an 18.3% increase in total orders.

Net revenues increased by 31.0% year-over-year to US$632.9 million, primarily driven by the increases in active customers and total orders.

The number of active customers was 13.3 million, an increase of 26.7% from 10.5 million in 2013.

The number of total orders was 42.6 million, an increase of 18.3% from 36.0 million in 2013.

Gross profit increased by 25.3% to US$250.2 million from US$199.7 million in 2013. Gross margin decreased slightly to 39.5% from 41.3% in the prior year.

Income from operations increased to US$59.4 million from US$38.3 million in the prior year. Operating margin was 9.4% compared with 7.9% in the prior year.

Non-GAAP income from operations was US$65.7 million, compared with US$71.1 million in the prior year. Non-GAAP operating margin was 10.4%, compared with 14.7% in the prior year.

Net income attributable to Jumei’s ordinary shareholders was US$56.0 million, compared with US$15.8 million in the prior year. Net margin attributable to Jumei’s ordinary shareholders was 8.8%, compared with 3.3% in the prior year.

Net income per basic and diluted ADS attributable to Jumei’s ordinary shareholders were US$0.49 and US$0.45, compared with US$0.27 and US$0.19 in the prior year.

Non-GAAP net income was US$72.3 million, compared with US$57.8 million in the prior year. Non-GAAP net income attributable to Jumei’s ordinary shareholders was US$62.4 million, compared with US$48.6 million in the prior year. Non-GAAP net margin attributable to Jumei’s ordinary shareholders was 9.9%, compared with 10.1% in the prior year.

Non-GAAP net income per basic and diluted ADS attributable to Jumei’s ordinary shareholders were US$0.54 and US$0.50, compared with US$0.82 and US$0.58 in the prior year.

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Balance Sheet

As of December 31, 2014, the Company had cash and cash equivalents of US$165.4 million, and short-term investments of US$412.6 million.

Business Outlook

For the first quarter of 2015, the Company expects total net revenues to be between US$224.5 million and US$232.3 million, representing a year-over-year growth rate of approximately 45% to 50%.

These forecasts reflect the Company’s current and preliminary view, which is subject to change.

Conference Call

Jumei’s management will host a conference call on Tuesday, March 17, 2015 at 8:30 a.m. U.S. Eastern Daylight Time (8:30 p.m. Beijing/Hong Kong Time on the same day) to discuss the financial results.

The dial-in details for the earnings conference call are as follows:

Hong Kong:	800-908-575 (Toll Free)
3056-2688 (Toll/Mobile)

China:	800-803-6152 (Toll Free)
400-603-9021 (Toll/Mobile)

USA:	1-877-679-2987 (Toll Free)
646-502-5131 (Toll/Mobile)

UK:	0800-376-2927 (Toll Free)
020-7660-2114 (Toll/Mobile)

Participant PIN Code:	887327#

Please dial in 10 minutes before the call is scheduled to begin and provide the passcode to join the call.

A telephone replay of the call will be available after the conclusion of the conference call through 12:00 a.m. U.S. Eastern Standard Time, April 14, 2015. The dial-in details for the replay are as follows:

Hong Kong and International:	852-3060-0238
USA:	1-866-345-5132
Passcode:	214732#

A live and archived webcast of the conference call will be available on the Investor Relations section of Jumei’s website at http://jumei.investorroom.com/.

Use of Non-GAAP Financial Measures

To supplement the consolidated financial statements presented in accordance with the United States Generally Accepted Accounting Principles (“GAAP”), Jumei uses non-GAAP income from operations, non-GAAP net income, non-GAAP net income attributable to Jumei’s ordinary shareholders, non-GAAP operating margin, non-GAAP net margin attributable to Jumei’s ordinary shareholders, and non-GAAP net income per ADS attributable to Jumei’s ordinary shareholders, by excluding share-based compensation expenses from operating profit, net income and net income attributable to the Company’s shareholders, respectively. The Company believes these non-GAAP financial measures are important to help investors understand Jumei’s operating and financial performance, compare business trends among different reporting periods on a consistent basis and assess Jumei’s core operating results, as they exclude certain expenses that are not expected to result in cash payments. The use of the above non-GAAP financial measures has certain limitations. Share-based compensation expenses have been and will continue to be incurred in the future and are not reflected in the presentation of the non-GAAP financial measures, but should be considered in the overall evaluation of Jumei’s results. The Company compensates for these limitations by providing the relevant disclosure of its share-based compensation expenses in the reconciliations to the most directly comparable GAAP financial measures, which should be considered when evaluating Jumei’s performance. These non-GAAP financial measures should be considered in addition to financial measures prepared in accordance with GAAP, but should not be considered a substitute for, or superior to, financial measures prepared in accordance with GAAP. Reconciliation of each of these non-GAAP financial measures to the most directly comparable GAAP financial measure is set forth at the end of this release.

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About Jumei International Holding Limited

Jumei (NYSE: JMEI) is China’s No. 1 online retailer of beauty products as measured by gross merchandise volume, with a market share of 22.1% in 2013, according to a commissioned research report by Frost & Sullivan. Jumei’s internet platform is a trusted destination for consumers to discover and purchase branded beauty products, fashionable apparel and other lifestyle products through the Company’s jumei.com website and mobile application. Leveraging its deep understanding of customer needs and preferences, as well as its strong merchandizing capabilities, Jumei has adopted multiple effective sales formats to encourage product purchases on its platform, including curated sales, online shopping mall and flash sales.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the business outlook and quotations from management in this announcement, as well as Jumei’s strategic and operational plans, contain forward-looking statements. Jumei may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (“SEC”) on Forms 20-F and 6-K, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Jumei’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s goals and strategies; the Company’s future business development, results of operations and financial condition; the expected growth of the Company’s curated sales, online shopping mall and flash sales in China; the expected growth of Jumei Global, the Company’s ability to attract and retain new customers and to increase revenues generated from repeat customers; its ability to obtain the authorization of more exclusive products; its expectations regarding demand for and market acceptance of its products and services; trends and competition in China’s online retailers of beauty products; fluctuations in general economic and business conditions in China and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in Jumei’s filings with the SEC, including its registration statement on Form F-1, as amended. All information provided in this press release and in the attachments is as of the date of this press release, and Jumei does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

Jumei International Holding Limited
Mr. Sterling Song
Investor Relations Director
Phone: +86-10-5676-6983
kans@jumei.com

Christensen
In China
Mr. Christian Arnell
Phone: +86-10-5900-1548
E-mail: carnell@christensenir.com

In US
Ms. Linda Bergkamp
Phone: +1-480-614-3004
Email: lbergkamp@ChristensenIR.com

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JUMEI INTERNATIONAL HOLDING LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(U.S. dollars in thousands, except share data and per share data)

	December 31, 2013	December 31, 2014
	US$	US$

ASSETS
Current assets:
Cash and cash equivalents	111,402	165,407
Short-term investments	4,100	412,555
Loan receivables	-	2,533
Accounts receivable, net	2,807	4,403
Inventories	32,653	101,613
Advances to suppliers	22,343	8,759
Prepayments and other current assets	9,289	32,852
Deferred tax assets	292	424
Total current assets	182,886	728,546
Non-current assets:
Property, equipment and software, net	5,394	8,289
Intangible assets, net	36	18
Goodwill	2,320	2,320
Deferred tax assets	2,706	1,497
Other non-current assets	1,969	2,645
Total non-current assets	12,425	14,769
Total assets	195,311	743,315

Current liabilities
Accounts payable	88,766	145,442
Amount due to related parties	280	-
Advances from customers	4,506	11,070
Short-term loan	-	1,611
Tax payable	16,264	13,661
Accrued expenses and other current liabilities	9,835	20,169
Total current liabilities	119,651	191,953
Non-current liabilities
Other non-current liabilities	-	843
Total non-current liabilities	-	843
Total liabilities	119,651	192,796
Mezzanine Equity
Series A-1 Redeemable Preferred Shares	647	-
Series A-2 Redeemable Preferred Shares	8,854	-
Series B Redeemable Preferred Shares	7,683	-
Total mezzanine equity	17,184	-

Shareholders’ equity:
Ordinary shares	20	36
Additional paid-in capital	32,652	459,108
Statutory reserves	449	451
Retained earnings	24,238	89,404
Accumulated other comprehensive income	1,117	1,260
Jumei’s shareholders’ equity	58,476	550,259
Noncontrolling interests	-	260
Total shareholders’ equity	58,476	550,519
Total liabilities, mezzanine equity and shareholders’ equity	195,311	743,315

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JUMEI INTERNATIONAL HOLDING LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME/ (LOSS)

(U.S. dollars in thousands, except share data and per share data)

	For the three months ended			For the twelve months ended
	December 31, 2013	September 30, 2014	December 31, 2014	December 31, 2013	December 31, 2014
	US$	US$	US$	US$	US$
Net revenues:
Merchandise sales	118,220	138,559	154,676	413,050	546,384
Marketplace services	21,848	19,187	11,279	69,946	86,535
Total net revenues	140,068	157,746	165,955	482,996	632,919
Cost of revenues	(80,463)	(97,824)	(115,535)	(283,317)	(382,719)
Gross profit	59,605	59,922	50,420	199,679	250,200
Operating expenses:
Fulfillment expenses	(17,615)	(16,556)	(14,809)	(59,228)	(70,775)
Marketing expenses	(16,493)	(15,990)	(19,922)	(52,151)	(81,277)
Technology and content expenses	(3,302)	(6,043)	(7,110)	(10,023)	(22,090)
General and administrative expenses	(33,525)	(4,149)	(4,578)	(40,013)	(16,690)
Total operating expenses	(70,935)	(42,738)	(46,419)	(161,415)	(190,832)
Income/(loss) from operations	(11,330)	17,184	4,001	38,264	59,368
Other income/(expenses):
Interest income	254	5,320	4,971	916	13,381
Others, net	(17)	1,866	3,137	127	9,184
Income/(loss) before tax	(11,093)	24,370	12,109	39,307	81,933
Income tax expenses	(3,909)	(4,874)	(1,374)	(14,303)	(15,973)
Net income/(loss)	(15,002)	19,496	10,735	25,004	65,960
Net income attributable to noncontrolling interests	-	-	(36)	-	(36)
Net income/(loss) attributable to Jumei International Holding Limited	(15,002)	19,496	10,699	25,004	65,924
Accretion to preferred share redemption value	(448)	-	-	(1,795)	(755)
Income allocation to participating Redeemable Preferred Shares	-	-	-	(7,403)	(9,127)
Net income/(loss) attributable to Jumei’s ordinary shareholders	(15,450)	19,496	10,699	15,806	56,042
\Net income/(loss)	(15,002)	19,496	10,735	25,004	65,960
Foreign currency translation adjustment, net of nil tax	292	122	750	1,101	143
Total comprehensive income/(loss)	(14,710)	19,618	11,485	26,105	66,103
Comprehensive income attributable to noncontrolling interests	-	-	(35)	-	(35)
Comprehensive income/(loss) attributable to Jumei International Holding Limited	(14,710)	19,618	11,450	26,105	66,068

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Net income per share attributable to Jumei’s ordinary shareholders
- Basic - Diluted	(0.24) (0.24)	0.13 0.13	0.07 0.07	0.27 0.19	0.49 0.45
Net income per ADS attributable to Jumei’s ordinary shareholders (1 ordinary share equals to 1 ADS)
- Basic - Diluted	(0.24) (0.24)	0.13 0.13	0.07 0.07	0.27 0.19	0.49 0.45
Weighted average shares outstanding used in computing net income per share attributable to Jumei’s ordinary shareholders
- Basic	63,987,598	144,712,235	144,781,590	59,475,739	115,090,686
- Diluted	63,987,598	150,594,342	150,120,447	83,196,788	125,217,054

	For the three months ended			For the twelve months ended
	December 31, 2013	September 30, 2014	December 31, 2014	December 31, 2013	December 31, 2014
	US$	US$	US$	US$	US$

Share-based compensation expenses included are follows:
Fulfillment expenses	231	243	243	382	955
Marketing expenses	184	278	(172)	481	1,629
Technology and content expenses	269	369	329	785	1,358
General and administrative expenses	30,474	618	599	31,144	2,423
Total	31,158	1,508	999	32,792	6,365

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JUMEI INTERNATIONAL HOLDING LIMITED

UNAUDITED RECONCILIATION OF GAAP AND NON-GAAP RESULTS

(U.S. dollars in thousands, except share data and per share data)

	For the three months ended			For the twelve months ended
	December 31, 2013	September 30, 2014	December 31, 2014	December 31, 2013	December 31, 2014
	US$	US$	US$	US$	US$

Income/(loss) from operations	(11,330)	17,184	4,001	38,264	59,368
Share-based compensation expenses	31,158	1,508	999	32,792	6,365
Non-GAAP income from operations	19,828	18,692	5,000	71,056	65,733

Net income/(loss) attributable to Jumei’s ordinary shareholders	(15,450)	19,496	10,699	15,806	56,042
Share-based compensation expenses	31,158	1,508	999	32,792	6,365
Non-GAAP net income attributable to Jumei’s ordinary shareholders	15,708	21,004	11,698	48,598	62,407

Non-GAAP net income per share attributable to Jumei’s ordinary shareholders
- Basic	0.25	0.15	0.08	0.82	0.54
- Diluted	0.25	0.14	0.08	0.58	0.50
Non-GAAP net income per ADS attributable to Jumei’s ordinary shareholders (1 ordinary share equals to 1 ADS)
- Basic	0.25	0.15	0.08	0.82	0.54
- Diluted	0.25	0.14	0.08	0.58	0.50
Non-GAAP weighted average shares outstanding used in computing net income per share attributable to Jumei’s ordinary shareholders:
- Basic	63,987,598	144,712,235	144,781,590	59,475,739	115,090,686
- Diluted	63,987,598	150,594,342	150,120,447	83,196,788	125,217,054

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